

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Rebecca Clary
Vice President/ Chief Financial Officer
Globalstar, Inc.
1351 Holiday Square Blvd.
Covington, Louisiana 70433

> **Re: Globalstar, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 8, 2023**
> **File No: 333-274440**

Dear Rebecca Clary:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey, Staff Attorney at (202) 551-3433 or Jan Woo, Legal Branch Chief at (202) 551- 3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Arthur McMahon